EX-99.B-77G


                      WADDELL & REED ADVISORS FUNDS, INC.

SUB-ITEM 77G(a):  Defaults on senior securities

     Federal Mogul Corporation

$1,000,000   7.75%   Notes
due 7/1/06
CUSIP 313549AL1
This is a monetary default
Default date is 1/30/02
Amount of default per $1,000 face amount is $174
Total amount of default is $174,375